Katherine T. Gates Senior Vice President, General Counsel and Chief Compliance Officer
SunCoke Energy, Inc. 1011 Warrenville Road Suite 600 Lisle, IL 60532 630.824.1911 Phone ktgates@suncoke.com

September 8, 2016

Via EDGAR and E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long
Assistant Director

Re:	SunCoke Energy, Inc.
Registration Statement on Form S-3
Filed July 29, 2016
File No. 333-212785
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 18, 2016
File No. 1-35243

Dear Ms. Long:

This letter contains the responses of SunCoke Energy, Inc. (the “Registrant”) to the comments (each a “Comment” and, together, the “Comments”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 24, 2016 (the “Comment Letter”), regarding the above-referenced filings.

For your convenience, each of the Staff’s Comments, as set forth in the Comment Letter, has been repeated in its entirety in bold type below, with the Registrant’s response set out immediately underneath the applicable Comment.

Capitalized terms used, but not otherwise defined, in this response letter are intended to have the respective meanings ascribed to such terms in the above-referenced filings.

Securities and Exchange Commission

Attn:   Pamela Long

September 8, 2016

Form 10-K for the Year Ended December 31, 2015

Financial Statements

Notes to the Financial Statements

Note 3. Acquisitions, page 87 and Note 12. Goodwill and Other Intangible Assets, page 97

1.	We note your response to comment 3 of our letter dated August 8, 2016. Please help us better understand how you considered the guidance in ASC 350-30-35-1 through 35-4 in determining the appropriate useful lives of the environmental and operational permits. Specifically, it is not clear what consideration was given to any legal, regulatory, or contractual provisions that may limit their useful lives. If these permits are subject to renewal and extension terms, please provide the additional disclosures required by ASC 350-30-50d.

Response: The Registrant acknowledges the Staff’s request to add more information to more completely understand how we determined the appropriate useful life of the environmental and operational permits recorded in connection with the acquisition of Convent Marine Terminal (“CMT”) pursuant to ASC 350-30-35-1 through 35-4 and the request that, if applicable, we provide the additional disclosures for intangible assets with renewal or extension terms required by ASC 350-30-50d.

Determination of Lives

The permits intangible asset represents the environmental and operational permits required to operate a coal export terminal in accordance with the United States Environmental Protection Agency (the “EPA”) and other regulatory bodies. We reviewed the guidance in ASC 350-30-35-1 through 35-4 at the time of acquisition and determined that the acquired permits intangible asset met the criteria for a useful life of 27 years. We considered the following criteria in our determination of the useful life of 27 years:

a.	The expected use of the asset by the entity.

The expected use of the asset relates directly to the useful life of the significant operating equipment at the facility. See response to b. below.

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

The permits relate directly to the significant operating equipment at the facility used to load the coal onto conveyors at a specified rate. This equipment provides the facility the ability to generate excess cash flow and keep up with demand, competition and innovation. The useful life of the significant operating equipment at the time of acquisition was 27 years.

Securities and Exchange Commission

Attn:   Pamela Long

September 8, 2016

c.	Any legal, regulatory, or contractual provisions that may limit the useful life.

We have not identified and are not aware of any legal, regulatory or contractual provisions that may limit the useful life of these permits. We plan to renew all acquired permits until they are no longer required to be maintained. Additionally, we have historical experience in renewing and extending similar arrangements at our other facilities. Therefore, we believe there is no legal regulation or contractual limitation on the useful lives of these permits. The only currently known limit to the life of the permits is the estimated useful life of the related significant operating equipment at the facility.

d.	The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph.

The site’s permits were renewed regularly prior to our acquisition of CMT. We also have historical experience in renewing and extending similar arrangements at our other facilities. We believe that operating the facility as an export terminal under these permits, required by the EPA and other regulatory bodies, is clearly the highest and best use of the facility and that it could not practically be used for any other purpose. We believe assumptions that market participants would use with regard to the renewal or extension of the permits would be consistent with this view.

e.	The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).

We are subject to strict regulation at CMT by the Federal, State and local authorities that is consistent with regulatory requirements at our other facilities. CMT is one of the largest export terminals on the U.S. Gulf Coast and provides strategic access to seaborne markets for coal and other industrial materials. The facility is supported by long-term contracts with volume commitments covering all of its current capability to transload 10 million tons of coal annually. Current market conditions also make the construction of new facilities cost prohibitive. We do not believe there will be significant effects from obsolescence, demand, competition and other economic factors in the foreseeable future.

f.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not.

Securities and Exchange Commission

Attn:   Pamela Long

September 8, 2016

Significant maintenance expenditures are not required to maintain this facility. However, ongoing maintenance activities will be required in future years to fully achieve the estimated useful life. These activities are normal and customary to the business of owning and operating an export terminal and costs are typically not significant in any given year relative to the cash flow generated.

Based on the consideration of all the factors outlined above and the lack of legal, regulatory, contractual, competitive or economic factors that would limit the useful life of these permits, we believe that the appropriate estimated useful life for the environmental and operational permits should be equal to the estimated life of the significant operating equipment at the facility, or 27 years, based primarily on the fact that the permits are related directly to these assets.

Renewal and Extension Terms

In future filings we will provide additional disclosures for intangible assets with renewal or extension terms required by ASC 350-30-50d in our critical accounting policies as follows (Items in bold represent new disclosure):

“We have finite-lived intangible assets with net values of $190.2 million and $10.4 million as of December 31, 2015 and 2014, respectively. Intangible assets are primarily comprised of permits, customer contracts and customer relationships. The permits have a net value of $137.1 million as of December 31, 2015 and represent the environmental and operational permits required to operate a coal export terminal in accordance with the United States Environmental Protection Agency (the “EPA”) and other regulatory bodies. Intangible assets are amortized over their useful lives in a manner that reflects the pattern in which the economic benefit of the asset is consumed. The permits’ useful lives were estimated to be 27 years based on the expected useful life of the significant operating equipment at the facility. These permits have an average remaining renewal term of approximately X years. The permits were renewed regularly prior to our acquisition of CMT. We also have historical experience of renewing and extending similar arrangements at our other facilities and intend to continue to renew our permits as they come up for renewal for the foreseeable future. Intangible assets are assessed for impairment when a triggering event occurs.”

Note 9. Income Taxes, page 94

2.	We note your response to comment 4 of our letter dated August 8, 2016. In a similar manner to your response, please disclose that the investment in subsidiary line item in your 2015 tax rate reconciliation reflects the net impact of the reversal of the deferred tax asset related to the outside basis difference and the expected current income tax deduction due to the determination of the insolvency of the subsidiary. Please also disclose what impact the actual sale had on your effective tax rate in your 2016.

Securities and Exchange Commission

Attn:   Pamela Long

September 8, 2016

Response: The Registrant acknowledges the Staff’s Comment and in future filings we will provide additional disclosure regarding the net impact of the reversal of the deferred tax asset related to the outside basis difference and the expected current income tax deduction due to the determination of the insolvency of the subsidiary as follows (Items in bold represent new disclosure):

“On December 22, 2014, SunCoke executed a definitive agreement to sell 100 percent of its interest in the entities that made up the Harold Keene Coal Companies. This required SunCoke to record a deferred tax asset of $11.9 million related to the outside basis difference on the Harold Keene investment. This deferred tax asset was offset by a $9.8 million valuation allowance. SunCoke canceled the definitive agreement during the third quarter of 2015. Due to the cancellation of the agreement, the deferred tax asset and the valuation allowance recorded during 2014 were reversed during 2015. The reversal of the deferred tax asset during 2015 was largely offset by a related current income tax deduction due to the determination of insolvency of the subsidiary, resulting in the net income tax benefit of $1 million in the investment in subsidiary line. The actual sale of the coal business, which was completed in the second quarter of 2016, had no material impact on the effective tax rate.”

3.	We note your response to comment 5 of our letter dated August 8, 2016. You indicate that that the increase in the deferred tax liability captioned “Investment in partnerships” is primarily due to the Granite City Dropdown. Please help us better understand why the Haverhill and Middletown Dropdowns in 2014 would not also have had corresponding significant impacts on this deferred tax liability. In this regard, we note that that there was only a $5.1 million increase from December 31, 2013 to December 31, 2014.

Response: The Registrant acknowledges the Staff’s Comment and notes that the initial public offering of SunCoke Energy Partners, L.P., on January 24, 2013, caused an increase in the deferred tax liability captioned “Investment in partnerships”. The increase was due to the initial contribution of Haverhill and Middletown to SunCoke Energy Partners, L.P. that occurred in connection with the IPO, which caused Haverhill and Middletown to be taxable as partnerships. The 2014 dropdowns of an additional 33% interest in the Haverhill and Middletown entities did not cause a change in the tax structure of the entity and thus did not result in a significant increase in the “investment in partnership” line item.

Note 18. Commitments and Contingent Liabilities, page 107

4.	We note your response to comment 7 of our letter dated August 8, 2016. In a similar manner to your response, please better explain in your disclosures why you are currently unable to determine the range of probable or reasonably possible losses pursuant to ASC 450 given the length of time this matter has been outstanding and your regular meetings with parties involved.

Securities and Exchange Commission

Attn:   Pamela Long

September 8, 2016

Response: The Registrant acknowledges the Staff’s comment and notes that in future filings it will provide additional disclosure substantially similar to the following until the Registrant is able to determine a range of probably or reasonably possible loss (Items in bold represent new disclosure):

“SunCoke Energy has also received NOVs, Findings of Violations (“FOVs”), and information requests from the EPA related to our Indiana Harbor cokemaking facility, which allege violations of certain air operating permit conditions for this facility. The Clean Air Act (the “CAA”) provides the EPA with the authority to issue, among other actions, an Order to enforce a State Implementation Plan (“SIP”) 30 days after an NOV. The CAA also authorizes EPA enforcement of other non-SIP requirements immediately after an FOV. Generally, an NOV applies to SIPs and requires the EPA to wait 30 days, while an FOV applies to all other provisions (such as federal regulations) of the CAA, and has no waiting period. The NOVs and/or FOVs were received in 2010, 2012, 2013, 2015 and 2016. After initial discussions with the EPA and the Indiana Department of Environmental Management (“IDEM”) in 2010, resolution of the NOVs/FOVs was postponed by mutual agreement because of ongoing discussions regarding the NOVs at Haverhill and Granite City. In January 2012, the Company began working in a cooperative manner to address the allegations with the EPA, the IDEM and Cokenergy, Inc., an independent power producer that owns and operates an energy facility, including heat recovery equipment and a flue gas desulfurization system, that processes hot flue gas from our Indiana Harbor facility to produce steam and electricity and to reduce the sulfur and particulate content of such flue gas. The EPA, IDEM, SunCoke Energy and Cokenergy, Inc. are continuing to meet regularly in 2016 to attempt to work out a settlement of the NOVs and FOVs. Capital projects are underway to address items that may be required in conjunction with a settlement of the NOVs/FOVs. Any such settlement may require payment of a penalty for alleged past violations as well as undertaking capital projects to achieve compliance, and possibly enhance reliability and environmental performance of our Indiana Harbor facility. The settlement of most NOVs and FOVs typically involves first agreeing on injunctive relief and then agreeing on any appropriate penalty in light of the violations and the scope and cost of any injunctive relief.

Over the past year, EPA, IDEM, SunCoke Energy and Cokenergy, Inc. have begun to focus on the nature and extent of any injunctive relief to settle the NOVs/FOVs. Despite these negotiations, the scope and cost of any such injunctive relief remains uncertain, including any part of such injunctive relief that would be performed by SunCoke Energy. Likewise, any discussions about the amount of any civil penalties that SunCoke Energy would be willing to pay in settlement of these claims is uncertain. As a result, SunCoke Energy cannot yet assess the scope or cost of any injunctive relief or potential monetary penalty. Moreover, the Company believes that it has meritorious

Securities and Exchange Commission

Attn:   Pamela Long

September 8, 2016

defenses to many of the claims and that a failure to reach a settlement with the EPA regarding the NOVs and FOVs may lead to litigation in which rulings in the Company’s favor on some or all of the allegations are entirely possible. For these reasons, the Company is unable to reliably estimate a range of probable or reasonably possible loss.”

In submitting this response to the Comments contained in the Staff’s letter dated August 24, 2016, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff’s Comments or changes to disclosure in response to Staff’s Comments do not foreclose the Commission from taking any action with respect to the Registrant’s filing; and

•	the Registrant may not assert Staff’s Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned, at 630-824-1911, or to John DiRocco, the Registrant’s Vice President, Assistant General Counsel and Corporate Secretary, at 630-824-1785.

Very truly yours,

SunCoke Energy, Inc.

/s/ Katherine T. Gates
Katherine T. Gates
Senior Vice President, General Counsel and Chief Compliance Officer

cc:	Fay West (SunCoke Energy, Inc.)
Gillian A. Hobson (Vinson & Elkins L.L.P.)